Mail Stop 3561

August 21, 2007

By U.S. Mail and facsimile to (803) 216-7611
Lawrence D. Kingsley
Chairman, President and Chief
Executive Officer
IDEX Corporation
630 Dundee Road, Suite 400
Northbrook, Illinois 60062

Re: **IDEX Corporation**
      Definitive 14A
      Filed March 7, 2007
      File No.001-10235

Dear Mr. Kingsley:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Transactions with Related Persons, page 8

1. Please provide the information required by Item 404(b). For example, describe your policies and procedures for the review, approval, or ratification of any transaction required to be reported under Item 404(a), including, to the extent applicable, the material features described in Item 404(b)(1).

Executive Compensation, page 11

Compensation Discussion and Analysis, page 11

Total Compensation, page 11

2. You indicate that the variable component of compensation is based on individual performance or on both individual and company performance. Please revise your discussion with respect to each element of the variable component of compensation to clarify how the amount for each element is determined and clarify how the variable component of compensation is structured to reflect individual performance with respect to the specified elements of performance that is taken into account for determining compensation. Please refer to Item 402(b)(1)(v) and 402(b)(2)(vii) of Regulation S-K.

3. Please revise your disclosure to provide all the performance-related factors, both quantitative and qualitative, considered to determine the amount payable under each component. To the extent you believe that disclosure of performance targets is not required because it would result in competitive harm such that it could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a supplementary analysis supporting your conclusion. You should provide detailed explanation for your conclusion as to competitive harm and also revise your disclosure to discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease associated with achieving performance goals, are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, you should provide as much detail as necessary without providing information that would result in competitive harm. You should provide insight into the factors considered by the compensation committee prior to the awarding of performance-based compensation such as historical analyses prior to the granting of these awards or correlations between historical bonus practice and the incentive parameters set for the relevant fiscal period.

4. With respect to each element of variable compensation, please revise your disclosure to clarify the extent to which discretion can be exercised to adjust an award. To the extent discretion has been exercised, discuss the particular exercise of discretion so that the disclosure clearly explains how that specific element of compensation was

determined. For example, you indicate on page 15 that the compensation committee exercised its discretion to adjust the CEO's annual cash bonus. It is unclear, however, what the committee took into account in that exercise of discretion. Please refer to Item 402(b)(2)(vi) of Regulation S-K.

Role of Compensation Committee and Data Used, page 12

5. You state that you engaged an independent outside consultant to assist in the company's compensation programs. Please describe in greater detail the nature and the scope of the consultant's assignment and the material elements of the instructions and directions given to the consultants with respect to the performance of their duties under the engagement. Please refer to Item 407(e)(3)(iii) of Regulation S-K.

6. You indicate that the compensation committee evaluates market data for purposes of determining compensation with additional market reference considerations for the CEO's compensation. Please revise your disclosure to clarify your benchmarking practices. To that end, please identify the companies with which you are engaged in benchmarking compensation and explain the extent to which you benchmark total compensation or any material element of compensation. Please refer to Item 402(b)(2)(xiv) of Regulation S-K.

7. Please disclose your target compensation and provide analysis of the reasons for such target. While we note your disclosure that actual pay should and does vary from these targets, your revised disclosure should address whether actual compensation awarded was at the targeted amount and, if not, explain why it was outside of the range. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Long-Term Incentives, page 15

8. You indicate that the long-term incentive awards consist of awards of stock options and awards of restricted stock. You also indicate that it is currently structured to provide a 50/50 allocation of expected value between the two kinds of awards. While we note that the actual award is based primarily on individual performance and to a lesser extent, company performance, the basis for determining each component of long-term incentive compensation is unclear. Please explain each factor of performance taken into account to determine long-term incentive compensation. Address how these factors are reflected in the determination of the amount of compensation including the allocation of compensation between the different awards. Please refer to Item 402(b)(1)(v) of Regulation S-K.

Summary Compensation Table, page 22

9. We refer you to Securities Act Release 8732A, Section II.B.1. As noted in that section, the compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual executive

officers. In this regard, we note that Mr. Kingsley's salary, non-equity incentive plan compensation and grants of options and restricted stock units were significantly higher than amounts given to other named executive officers. Please explain the reasons for the differences in the amounts of compensation awarded to the named executive officers.

Pension Benefits, page 25

10. Please provide a textual narrative to follow the pension benefits table that includes a description of any material factors necessary to understanding each plan covered by the tabular disclosure. The narrative should also explain the evaluation method and all material assumptions applied in quantifying the present value of the current accrued benefit. Please refer to Instruction 2 to Item 402(h)(2) and Item 402(h)(3) of Regulation S-K.

11. Please provide a footnote quantifying the extent to which amounts reported in the contributions and earnings columns are reported as compensation in the last fiscal year and the amounts reported in the aggregate balance at last fiscal year end previously were reported as compensation to the named executive officer in the summary compensation table for previous years. Please refer to the Instruction to Item 402(i)(2) of Regulation S-K.

12. Please consider disclosing the measures for calculating plan earnings, and quantify the earnings measures applicable during the last fiscal year. Please refer to Item 402(i)(3)(ii) of Regulation S-K.

Nonqualified Deferred Compensation, page 26

13. Please add a narrative to follow the nonqualified deferred compensation table to explain the material factors necessary to understand each plan covered by the tabular disclosure. While material factors vary depending upon the facts consider discussion any plan based limitations, measures for calculating plan earnings and material terms with respect to withdrawals and distributions. Please refer to Item 402(i)(3) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 26

14. In the compensation discussion and analysis section, please describe and explain how the appropriate payment and benefit levels are determined under the various circumstances that trigger payments or provision of benefits upon termination or a change in control. Please refer to Items 402(b)(1)(v) and 402(j)(3) of Regulation S-K. Please discuss why you have chosen to pay various multiples of the components of compensation as severance or change-in-control payments and disclose the multiples of compensation that the cash severance payments represent.

Compensation of Directors, page 28

15. Please include a footnote to the table that discloses the grant date fair value of the equity awards. Please refer to Instruction to Item 402(k)(2)(iii) and (iv) of Regulation S-K. In that footnote, you also should disclose the aggregate number of stock awards outstanding at fiscal year end.

16. Please revise the narrative that follows the director's compensation table to describe the compensation arrangements for the directors, addressing whether any director has a different compensation arrangement. Please refer to Item 402(k)(3) and the Instructions to Item 402(k) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3315 with any questions.

Sincerely,

Hanna T. Teshome
Special Counsel